VIA FACSIMILE

January 20, 2009

Mr. John Lucas
United States Securities and Exchange Commission
Washington D.C.
20549

Re: Ayers Exploration, Inc.
Registration Statement on Form S-1
Filed August 13, 2008
File No. 333-152991

Dear Mr. Lucas:

We write in reply to your comment letter dated December 2, 2008.  We have highlighted the S-1 document with our changes.  In addition we have provided a clean copy of the document.  Our comments are set out below.

Amendment 1 to Form S-1 filed November 18, 2008

General

1.	We have amended our registration statement to reflect Empire Stock Transfers correct address and telephone number.

2.	We have provided disclosure of the lapse in status as a corporate entity in the State of Nevada for a period during 2008. We have added this as Risk Factor 12 on page 10.

Cover Page of the Registration Statement

3.	We have included our Internal Revenue Service Employer Identification Number on the cover page of our registration statement

Exhibits

4.           We have provided an updated auditor’s consent.

#6 HARSTON AVENUE         MOMSAN, SYDNEY C3 2088         1 411-199-319

If you require any more information, please do not hesitate to contact us.

Sincerely,

/s/ Greg Curson
Greg Curson
President, Ayers Exploration, Inc.

#6 HARSTON AVENUE         MOMSAN, SYDNEY C3 2088         1 411-199-319